Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Exhibit 99.2

The following is condensed financial information of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“CRESUD” or the Company), the parent Company, prepared in accordance with SEC Regulation S-X 12-04:

Statements of Financial Position
as of June 30, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	06.30.19	06.30.18
ASSETS
Non-current assets
Investment properties	75	79
Property, plant and equipment	4,191	4,029
Intangible assets	146	154
Biological assets	1,005	1,019
Investments in subsidiaries, associates and joint ventures	28,665	46,818
Deferred income tax assets	-	1,000
Income tax and MPIT credits	39	59
Trade and other receivables	556	624
Total Non-current assets	34,677	53,782
Current assets
Biological assets	1,331	585
Inventories	1,828	1,604
Restricted assets	-	6
Trade and other receivables	1,548	1,347
Investment in financial assets	43	-
Derivative financial instruments	-	20
Cash and cash equivalents	102	299
Total Current assets	4,852	3,861
TOTAL ASSETS	39,529	57,643
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)	16,590	37,250
TOTAL SHAREHOLDERS' EQUITY	16,590	37,250
LIABILITIES
Non-current liabilities
Borrowings	9,701	7,626
Deferred tax liability	2,243	-
Provisions	9	16
Total Non-current liabilities	11,953	7,642
Current liabilities
Trade and other payables	891	2,785
Income tax and MPIT liabilities	-	75
Payroll and social security liabilities	213	221
Borrowings	9,857	9,610
Derivative financial instruments	22	58
Provisions	3	2
Total Current liabilities	10,986	12,751
TOTAL LIABILITIES	22,939	20,393
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	39,529	57,643

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	06.30.19	06.30.18	06.30.17
Revenues	3,334	3,535	2,943
Costs	(2,763)	(2,637)	(2,407)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	713	114	28
Changes in the net realizable value of agricultural products after harvest	(37)	344	(228)
Gross profit	1,247	1,356	336
Gain from disposal of farmlands	-	745	40
Changes in the fair value of investment properties	(4)	3	-
General and administrative expenses	(393)	(383)	(399)
Selling expenses	(488)	(705)	(697)
Other operating results, net	(76)	(81)	101
Management fees	-	(1,019)	(433)
Profit / (Loss) from operations	286	(84)	(1,052)
Share of profit of subsidiaries, associates and joint ventures	(15,709)	9,347	532
Profit before financing and taxation	(15,423)	9,263	(520)
Finance income	6	6	34
Finance costs	(1,383)	(571)	(504)
Other financial results	768	(4,843)	704
Inflation Adjustment	344	398	46
Financial results, net	(265)	(5,010)	280
Profit before income tax	(15,688)	4,253	(240)
Income tax	(3,188)	(566)	85
Profit for the fiscal year	(18,876)	3,687	(155)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	(649)	(492)	1,772
Other comprehensive income / (loss) from share of changes in subsidiaries´ equity	451	41	69
Revaluation surplus	-	-	-
Other comprehensive income for the fiscal year	(198)	(451)	1,841
Total comprehensive income for the fiscal year	(19,074)	3,236	1,686

Profit per share attributable to equity holders of the parent during the fiscal year:
Basic	(38.601)	7.419	(0.311)
Diluted	(38.601)	7.145	(0.311)

(i) Since the result of the year showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of this condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	6,696	7,411	64	261	4,125	4,014	14,185	37,258
Adjustment of initial balances (NIIF 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(142)	(142)
Restated - Balance as of June 30, 2018	482	20	6,696	7,411	64	261	4,125	4,014	14,043	37,116
Loss for the fiscal year	-	-	-	-	-	-	-	-	(18,876)	(18,876)
Other comprehensive income for the fiscal year	-	-	-	-	-	-	-	(198)	-	(198)
Total comprehensive income for the fiscal year	-	-	-	-	-	-	-	(198)	(18,876)	(19,074)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Distribution of results	-	-	-	-	-	-	-	22,761	(22,761)	-
- Distribution of treasury stock	-	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock	(17)	17	-	-	-	-	-	(859)	-	(859)
Distribution dividends in shares	21	(21)	-	-	-	-	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(603)	-	(603)
Reversal for sale of investment properties	-	-	-	-	-	-	-	(21)	22	1
Balance as of June 30, 2019	486	16	6,696	7,411	64	261	4,125	25,103	(27,572)	16,590

The accompanying notes are an integral part of these condensed financial information.

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2019 and 2018 respectively.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury shares	Changes in non-controllig interest	Currency translation adjustment reserve	Other comprehensive results	Reserve for share-based payments	Special Reserve	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,341)	(1,744)	3,848	88	327	2,761	6	69	4,014
Other comprehensive income (loss) for the fiscal year	-	-	(649)	451	-	-	-	-	(198)
Total comprehensive income for the fiscal year	-	-	(649)	451	-	-	-	-	(198)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Distribution of results	-	-	-	-	-	22,761	-	-	22,761
- Distribution of treasury stock	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock	(859)	-	-	-	-	-	-	-	(859)
Distribution dividends in shares	1,036	-	-	-	-	(1,036)	-	-	-
Reserve for share-based payments	-	-	-	-	9	-	-	-	9
Changes in interest in subsidiaries	-	(603)	-	-	-	-	-	-	(603)
Reversal for sale of investment properties	-	-	-	(21)	-	-	-	-	(21)
Balance as of June 30, 2019	(1,164)	(2,347)	3,199	518	336	24,486	6	69	25,103

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	3	6,696	7,411	62	199	4,125	4,688	13,992	37,675
Profit for the fiscal year	-	-	-	-	-	-	-	-	3,687	3,687
Other comprehensive income for the fiscal year	-	-	-	-	-	-	-	(451)	-	(451)
Total comprehensive income for the fiscal year	-	-	-	-	-	-	-	(451)	3,687	3,236
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	62	-	-	(62)	-
- Reserve for new projects	-	-	-	-	-	-	-	2,761	(2,761)	-
- Cash dividends	-	-	-	-	-	-	-	-	(745)	(745)
Reserve for share-based payments	-	-	-	-	-	-	-	5	-	5
Changes in non-controlling interest in subsidiaries	-	-	-	-	-	-	-	(1,744)	-	(1,744)
Equity incentive plan granted	-	-	-	-	2	-	-	-	-	2
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	74	74
Acquisition of treasury stock	(17)	17	-	-	-	-	-	(1,245)	-	(1,245)
Balance as of June 30, 2018	482	20	6,696	7,411	64	261	4,125	4,014	14,185	37,258

The accompanying notes are an integral part of these condensed financial information.

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2018 and 2017, respectively.
(ii) Related to CNV General Resolution N° 609/12. It includes the effect as of July 1, 2011 due to the change in the valuation criteria for investment properties. Note 19 of the consolidated financial statements.
(iii) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controllig interest	Currency translation adjustment reserve	Other comprehensive results	Reserve for share-based payments	Special Reserve	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(96)	-	4,340	47	322	-	6	69	4,688
Other comprehensive income for the fiscal year	-	-	(492)	41	-	-	-	-	(451)
Total comprehensive income for the period	-	-	(492)	41	-	-	-	-	(451)
As provided by Ordinary Shareholders’ Meeting held Shareholders’ Meeting held on October 31, 2017:
- Reserve for new projects	-	-	-	-	-	2,761	-	-	2,761
- Cash dividends	-	-	-	-	-	-	-	-	-
Reserve for share-based payments	-	-	-	-	5	-	-	-	5
Changes in non-controllig interest	-	(1,744)	-	-	-	-	-	-	(1,744)
Changes in interest in subsidiaries	(1,245)	-	-	-	-	-	-	-	(1,245)
Balance as of June 30, 2018	(1,341)	(1,744)	3,848	88	327	2,761	6	69	4,014

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2016	495	7	6,696	7,411	54	199	4,125	2,916	14,070	35,973
Loss for the fiscal year	-	-	-	-	-	-	-	-	(155)	(155)
Other comprehensive income for the fiscal year	-	-	-	-	-	-	-	1,841	-	1,841
Total comprehensive income for the fical year	-	-	-	-	-	-	-	1,841	(155)	1,686
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31 , 2016:
- Legal reserve	-	-	-	-	-	-	-	(75)	75	-
- Reserve for new projects	-	-	-	-	-	-	-	-	-	-
- Cash dividends	4	(4)	-	-	6	-	-	-	-	6
Reserve for share-based payments	-	-	-	-	-	-	-	14	-	14
Changes in non-controllig interest	-	-	-	-	-	-	-	-	-	-
Changes in interest in subsidiaries	-	-	-	-	2	-	-	(8)	2	(4)
Balance as of June 30, 2017	499	3	6,696	7,411	62	199	4,125	4,688	13,992	37,675

The accompanying notes are an integral part of these condensed financial information.

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2017 and 2016, respectively.
(ii) Related to CNV General Resolution N° 609/12. It includes the effect as of July 1, 2011 due to the change in the valuation criteria for investment properties. Note 19 of the consolidated financial statements.
(iii) Group’s other reserves for the year ended June 30, 2017 were as follows:

	Cost of treasury shares	Changes in non-controllig interest	Currency translation adjustment reserve	Other comprehensive results	Reserve for share-based payments	Reserve for future dividends	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016	(114)	-	2,568	(22)	318	75	6	85	2,916
Other comprehensive income for fiscal year	-	-	1,772	69	-	-	-	-	1,841
Total comprehensive income for the fiscal year	-	-	1,772	69	-	-	-	-	1,841
As provided by Ordinary Shareholders’ Meeting held Shareholders’ Meeting held on October 31, 2016:
- Legal reserve	-	-	-	-	-	(75)	-	-	(75)
- Reserve for new projects	-	-	-	-	-	-	-	-	-
- Cash dividends	16	-	-	-	-	-	-	(16)	-
Reserve for share-based payments	-	-	-	-	14	-	-	-	14
Changes in non-controllig interest	-	-	-	-	-	-	-	-	-
Changes in interest in subsidiaries	2	-	-	-	(10)	-	-	-	(8)
Balance as of June 30, 2017	(96)	-	4,340	47	322	-	6	69	4,688

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Cash Flows
for the fiscal years ended June 30, 2019, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	06.30.19	06.30.18	06.30.17
Operating activities:
Cash used in operations	(1,763)	(1,406)	485
Net cash used in / generated from operating activities	(1,763)	(1,406)	485
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	(70)	(2)	(70)
Sale of interest in subsidiaries, associates and joint ventures	-	82	-
Acquisition of property, plant and equipment	(266)	(182)	(216)
Proceeds from sale of property, plant and equipment	6	40	60
Proceeds from sale of farmlands	-	331	216
Acquisition of Intangible assets	(2)	(2)	(6)
Acquisition of investment in financial assets	(6,526)	(8,709)	(3,261)
Proceeds from disposals of investment in financial assets	6,497	8,942	2,044
Advance payments	(6)	(6)	(12)
Sale of farmlands advances	-	149	-
Dividends received	256	1,739	203
Acquisition of subsidiaries, associates and joint ventures	-	-	(8)
Loans granted to subsidiaries, associates and joint ventures	-	(165)	-
Net cash used in / generated from investing activities	(111)	2,217	(1,050)
Financing activities:
Repurchase of non-convertible notes	(638)	(655)	(1,192)
Borrowings and issuance of negotiable obligations	4,428	9,544	5,285
Payment of borrowings and negotiable obligations	(2,845)	(7,564)	(2,798)
Obtaining of short term loans, net	2,282	509	(310)
Payments from derivative financial instruments	(50)	(151)	2
Purchase of treasury stock	(859)	(1,245)	-
Payment of seller financing	(4)	5	-
Dividends paid	-	(745)	-
Interest paid	(656)	(294)	(387)
Net cash generated from / used in financing activities	1,658	(596)	600
Net (decrease) / increase in cash and cash equivalents	(216)	215	35
Cash and cash equivalents at beginning of the period	299	82	26
Result from exposure to inflation on cash and cash equivalents	19	11	-
Currency translation adjustment and result by measurement at fair value of cash equivalent	-	(9)	21
Cash and cash equivalents at the end of the period	102	299	82

The accompanying notes are an integral part of this condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
Investment in subsidiaries, associates and joint ventures

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the fiscal years ended June 30, 2019 and 2018:

	06.30.19	06.30.18
Beginning of the year	46,818	41,163
Dividends in shares received from subsidiary	1,151	-
Changes in interest in subsidiaries (i)	(603)	(1,744)
Capital contribution	75	327
Disposal of interest in subsidiaries	-	(17)
Subsidiary withdrawal	(1,314)	-
Share of profit of subsidiaries, associates and joint ventures	(15,709)	9,347
Foreign exchange gains	(649)	(492)
Other comprehensive income from share of changes in subsidiaries’ equity	16	71
Adjustment of initial balances (NIIF 9 and 15)	(142)	-
Share of changes in subsidiaries and associates’ equity	451	41
Reserve for share-based payments	9	5
Dividends distributed	(1,438)	(1,883)
End of the year	28,665	46,818

(i) Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

2.
Borrowings

The breakdown and the fair value of the Company’s borrowings as of June 30, 2019 and 2018 was as follows:

	Book value		Fair Value
	06.30.19	06.30.18	06.30.19	06.30.18
Non-convertible notes (i)	8,047	9,019	7,506	8,728
Bank loans and others	9,114	6,952	9,117	6,887
Related parties (Note 28)	1,777	694	1,790	700
Finance leases obligations	5	8	5	8
Bank overdrafts	615	563	615	563
Total borrowings	19,558	17,236	19,033	16,886
Non-current	9,701	7,626
Current	9,857	9,610
Total borrowings	19,558	17,236

(i) Net repurchase of negotiable obligations.

Loans also include liabilities for financial leases in which the Company is a Lessee and, therefore, must be calculated in accordance with IAS 17 “Leases”. The information related to financial lease liabilities is set out in Note 21.

The maturity of the Company’s borrowings (excluding obligations under finance leases) and the Company´s exposure to fixed and variable interest rates and do not accrue interest is as follows:

	06.30.19	06.30.18
Capital stock:
Less than one year	9,534	9,409
Between 1 and 2 years	4,218	1,875
Between 2 and 3 years	684	487
Between 3 and 4 years	4,784	208
Betweeen 4 and 5 years	-	5,048
	19,220	17,027
No accrued interest
Less than one year	323	201
Between 1 and 2 years	10	-
	333	201
Leases obligations	5	8
	19,558	17,236

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables shows a breakdown of Company’s borrowing by type of fixed-rate and floating-rate, per currency denomination for the fiscal years ended June 30, 2019 and 2018.

Borrowings by currency	06.30.19	06.30.18
Fixed rate:
Argentine Peso	615	563
US Dollar	17,398	16,243
Subtotal fixed-rate borrowings	18,013	16,806
Floating rate:
US Dollar	1,540	422
Subtotal floating rate borrowings	1,540	422
Total borrowings as per analysis	19,553	17,228
Finance lease obligations	5	8
Total borrowings as per Statement of Financial Position	19,558	17,236

The following table shows a detail of evolution of borrowing during the years ended June 30, 2019 and 2018:

	06.30.19	06.30.18
Balance at the beginning of the year	17,236	10,985
Borrowings	4,428	9,544
Payment of borrowings	(2,845)	(7,564)
Obtention / (payment), of short term loans, net	2,282	509
Interest paid	(656)	(294)
Accrued interest	1,272	478
Cumulative translation adjustment and exchange differences, net	7,576	7,395
Repurchase of non-convertible notes	(638)	(655)
Reclasifications and others movements	(199)	44
Inflation Adjustment	(8,898)	(3,206)
Balance at the end of the year	19,558	17,236

Loans and bank overdrafts

As of June 30, 2019 and 2018, bank overdrafts were drawn on several domestic financial institutions.. The Company has bank overdrafts of less than three months that accrue fixed interest rates ranging from 39% to 106% annually and from 25% to 63% annually, respectively.

As of June 30, 2019, short-term and long-term loans were granted by several domestic financial institutions in US dollars. They are repayable at various dates between July 2019 and April 2022, and bear either fixed interest rates ranging from 5.75% to 7.25% per annum, or floating interest rates mainly based on Badlar plus 6 percentage points.

As of June 30, 2018, short and long-term loans granted by different local financial institutions in pesos and US dollars are maintained. They must be canceled on different dates between July 2018 and January 2022, and accrue fixed interest rates ranging from 1.3% to 5.6% per year, or variable interest rates primarily based on Badlar plus 6 percentage points.